Exhibit 99.1

Höegh LNG Partners LP Reports Preliminary Financial Results for the Quarter Ended March 31, 2016

HAMILTON, Bermuda, May 31, 2016 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) today reported its financial results for the quarter ended March 31, 2016.

Highlights

•	Reported total time charter revenues of $21.7 million for the first quarter of 2016 compared to $11.5 million of time charter revenue for the first quarter of 2015, reflecting the inclusion of the FSRU Höegh Gallant acquired on October 1, 2015
•	Generated operating income of $6.2 million and net loss of $1.0 million for the first quarter of 2016 compared to operating income of $5.0 million and net income of $2.6 million for the first quarter of 2015; operating income and net loss were impacted by unrealized losses on derivative instruments on the Partnership’s share of equity in losses of joint ventures in the first quarter of 2016 and 2015
•	Excluding the impact of the unrealized losses on derivatives for the three months ended March 31, 2016 and 2015 affecting the equity in earnings of joint ventures, operating income for the three months ended March 31, 2016 would have been $15.2 million, an increase of $6.2 million or approximately 69% from $9.0 million for the three months ended March 31, 2015
•	Generated Adjusted EBITDA[1] of $25.2 million for the first quarter of 2016 compared to $15.9 million for the first quarter of 2015
•	On May 13, 2016, paid a $0.4125 per unit distribution with respect to the first quarter of 2016, equivalent to $1.65 per unit on an annual basis.

Richard Tyrrell, Chief Executive Officer and Chief Financial Officer stated: “During the first quarter of 2016, Höegh LNG Partners achieved record LNG regas volumes, which underscores the strategic and economic benefits of our floating LNG terminals. Taking into consideration the scheduled maintenance on the Höegh Gallant and fewer operating days in the first quarter, we generated consistent financial performance compared to the previous quarter. The Partnership’s stable cash flows are generated by long-term contracts that are fixed rate and have an average remaining term of 14 years.

For the first quarter, we declared a cash distribution of $0.4125 per unit, which is unchanged from the previous quarter and represents a 22% increase since the initial public offering. Building on our success acquiring the Höegh Gallant in the third quarter of 2015, we expect to have the opportunity to acquire the Höegh Grace once it goes on contract in the second half of this year and to be in a position to continue growing the distribution.”

Financial Results Overview

The Partnership reported net loss of $1.0 million for the three months ended March 31, 2016, a decrease of $3.6 million from net income of $2.6 million for the three months ended March 31, 2015. The net loss for the three months ended March 31, 2016 and the net income for the three months ended March 31, 2015 were impacted by the unrealized gains (losses) on derivative instruments mainly on the Partnership's share of equity in earnings of joint ventures.

Excluding all unrealized gains (losses) on derivative instruments, net income for the three months ended March 31, 2016 was $7.6 million, an increase of $1.2 million or 18.8% from $6.4 million for the three months ended March 31, 2015. Excluding the unrealized gains (losses) on derivative instruments, the increase is primarily due to the inclusion of the results of the Höegh Gallant which is partially offset by the reduction of the interest income on the demand note cancelled as part of the acquisition price.

The PGN FSRU Lampung was on-hire for the entire first quarter of 2016. The Höegh Gallant was off-hire 15 days due to scheduled maintenance in the first quarter of 2016.

1 Adjusted EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for definitions of Adjusted EBITDA and Segment EBITDA and a reconciliation of such measures to net income, the most directly comparable GAAP financial measure.

Equity in losses of joint ventures, which own the vessels GDF Suez Neptune and the GDF Suez Cape Ann, for the three months ended March 31, 2016 was $6.7 million, an increase of $4.6 million from equity in losses of joint ventures of $2.1 million for the three months ended March 31, 2015. The reason for the increased losses was higher unrealized losses on derivative instruments in the Partnership’s share of the joint ventures for the three months ended March 31, 2016 of $9.0 million, compared to unrealized losses on derivative instruments of $3.9 million for three months ended March 31, 2015. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings (losses) of joint ventures. For the three months ended March 31, 2016, the Partnership's share of operating income in the joint ventures was $6.1 million compared to $5.8 million for the three months ended March 31, 2015.

Operating income for the three months ended March 31, 2016 was $6.2 million, an increase of $1.2 million from $5.0 million for the three months ended March 31, 2015. Excluding the impact of the unrealized losses on derivative instruments for the three months ended March 31, 2016 and 2015 impacting the equity in earnings of joint ventures, operating income for the three months ended March 31, 2016 would have been $15.2 million, an increase of $6.2 million from $9.0 million for the three months ended March 31, 2015. The increase for the three months ended March 31, 2016 is primarily due to the inclusion of the results of the Höegh Gallant acquired on October 1, 2015.

Adjusted EBITDA was $25.2 million for the three months ended March 31, 2016, an increase of $9.3 million from $15.9 million for the three months ended March 31, 2015 reflecting the inclusion of the results of the Höegh Gallant acquired on October 1, 2015.

Financing and Liquidity

As of March 31, 2016, the Partnership had cash and cash equivalents of $26.3 million and an undrawn sponsor credit facility of $85 million. Current restricted cash for operating obligations of the PGN FSRU Lampung and the Höegh Gallant were $9.0 million and $0.2 million, respectively, and long-term restricted cash required under the Lampung and Gallant facilities were $14.6 million and $0.9 million, respectively, as of March 31, 2016. In addition, as of March 31, 2016 long-term restricted cash of $0.9 million related to cash balances in Egyptian pounds which are not readily exchangeable into other currencies. As of March 31, 2016, the Partnership’s total current liabilities exceeded total current assets by $10.6 million which is partly a result of mark-to market valuations of the Partnership’s investment in interest rate swaps (derivative instruments) of $4.9 million. The Partnership does not plan to terminate the interest rate swaps before their maturity and, as a result, the Partnership will not realize these liabilities. The Partnership believes its current resources, including the sponsor credit facility, are sufficient to meet the Partnership’s working capital requirements for the Partnership’s current business for the next twelve months.

During the first quarter of 2016, the Partnership made quarterly repayments of $4.8 million on the Lampung facility and $3.3 million on the Gallant facility. The Partnership’s total long-term debt was $323.1 million as of March 31, 2016, repayable in quarterly installments of $8.1 million.

As of March 31, 2016, the Partnership had outstanding interest rate swap agreements for a total notional amount of $329.9 million to hedge against the interest rate risks of its long-term debt under the Lampung and Gallant facilities. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of 2.8% for the Lampung facility. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of approximately 1.9% for the Gallant facility. The carrying value of the liability for derivative instruments was $16.5 million as of March 31, 2016. The effective portion of the changes in fair value of the interest rate swaps are recorded in other comprehensive income. Gain on derivative instruments for the three months ended March 31, 2016 was $0.3 million, an increase of $0.2 million from $0.1 million for the three months ended March 31, 2015. Gain on derivative instruments for the three months ended March 31, 2016 related to the interest rate swaps for the Lampung and Gallant facilities, while the gain for the three months ended March 31, 2015 related to the Lampung facility. The increase is mainly due to higher amortization of the amount excluded from hedge effectiveness related to interest rate swaps for the Gallant facility.

On May 13, 2016, the Partnership paid a $0.4125 per unit distribution with respect to the first quarter of 2016, equivalent to $1.65 per unit on an annualized basis. The distribution’s total amount was $11.0 million.

Outlook

Due to a vacuum issue identified in scheduled maintenance inspections, additional maintenance for the Höegh Gallant will occur in the second quarter of 2016 and several additional days of reduced hire or off-hire are expected. The Partnership is evaluating whether this will result in claims with the shipyard or under indemnifications from Höegh LNG.

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the IPO (i) Höegh LNG is obligated to offer to the Partnership any FSRU or LNG carrier operating under a charter of five or more years and (ii) the Partnership has a right to purchase from Höegh LNG all or a portion of its interests in the Independence within 24 months after the acceptance of the vessel by her charterer, AB Klaipedos Nafta (“ABKN”) subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms of the transaction and subject to the consent of ABKN.

Accordingly, the Partnership has, or may in the future have, the opportunity to acquire the FSRUs listed below:

•	On May 26, 2015, Höegh LNG signed a contract for a term of twenty years with Octopus LNG SpA (“Octopus”) to provide an FSRU to service for the Penco-Lirquén LNG import terminal to be located in Concepción Bay, Chile. The contract is subject to Octopus completing financing and obtaining necessary environmental approvals. Höegh LNG is expected to service the contract with Hull No. 2865 which is currently being constructed by Hyundai Heavy Industries Co., Ltd (“HIH”). The contract is expected to commence in the second quarter of 2018.

•	On November 1, 2014, Höegh LNG signed a contract for a minimum term of ten years with Sociedad Portuaria El Cayao S.A.E.S.P (“SPEC”) to provide an FSRU (the Höegh Grace) to service a new LNG import terminal in Colombia. The Höegh Grace was delivered by the shipyard in the first quarter of 2016, and its contract is expected to commence in the middle of 2016.

•	On December 5, 2014, the Independence began operating under its time charter with ABKN. The Partnership and Höegh LNG continue to pursue, but have not received, ABKN’s consent to the acquisition of the Independence by the Partnership.

In addition to the FSRU being constructed for Octopus, Höegh LNG has one additional FSRU (Hull No. 2552) on order which is scheduled to be delivered in mid-2017. This newbuilding has not yet been contracted.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

Presentation of First Quarter 2016 Results

A presentation will be held today, Tuesday, May 31, 2016, at 8:30 A.M. (EDT) to discuss financial results for the first quarter of 2016. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/15446

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until June 7, 2016.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10087059

Financial Results on Form 6-K

The Partnership has filed a Form 6-K with detailed information on the Partnership’s results of operations for the three months ended March 31, 2016 with the SEC that contains “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and unaudited condensed interim consolidated and combined financial statements. The Form 6-K can be viewed on the SEC’s website: http://www.sec.gov and at HMLP’s website: http://www.hoeghlngpartners.com

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

•	the Partnership’s anticipated growth strategies;

•	the Partnership’s anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership’s operating expenses, including drydocking and insurance costs;

•	the Partnership’s ability to make cash distributions on the Partnership’s units and the amount of any such distributions;

•	the Partnership’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the future financial condition of the Partnership’s existing or future customers;

•	the Partnership’s ability to make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the customers;

•	the Partnership’s ability to maintain long-term relationships with customers;

•	the Partnership’s ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

•	the Partnership’s ability to purchase vessels from Höegh LNG in the future, including the Independence, the Höegh Grace or Höegh LNG’s other FSRU newbuildings;

•	the Partnership’s ability to integrate and realize the anticipated benefits from the acquisition of the Höegh Gallant;

•	the Partnership’s continued ability to enter into long-term, fixed-rate charters;

•	the operating performance of the Partnership’s vessels;

•	the Partnership’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	expected pursuit of strategic opportunities, including the acquisition of vessels;

•	the Partnership’s ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership’s vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership’s ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership’s vessels in particular;

•	availability of skilled labor, vessel crews and management;

•	the Partnership’s incremental general and administrative expenses as a publicly traded limited partnership and the Partnership’s fees and expenses payable under the Partnership’s ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership’s and distributions to unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership’s ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of common units in the public market;

•	the Partnership’s business strategy and other plans and objectives for future operations; and

•	the Partnership’s ability to successfully remediate any material weaknesses in its internal control over financial reporting and its disclosure controls and procedures.

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2015 and quarterly report on Form 6-K for the quarter ended March 31, 2016

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME
(in thousands of U.S. dollars, except per unit amounts)

	Three months ended
	March 31,
	2016	2015
		(Restated)
REVENUES
Time charter revenues	$21,670	$11,512
Total revenues	21,670	11,512
OPERATING EXPENSES
Vessel operating expenses	(3,783)	(2,260)
Administrative expenses	(2,305)	(2,099)
Depreciation and amortization	(2,630)	(8)
Total operating expenses	(8,718)	(4,367)
Equity in earnings (losses) of joint ventures	(6,708)	(2,122)
Operating income (loss)	6,244	5,023
FINANCIAL INCOME (EXPENSE), NET
Interest income	273	2,427
Interest expense	(6,406)	(3,800)
Gain (loss) on derivative instruments	335	121
Other items, net	(1,037)	(1,100)
Total financial income (expense), net	(6,835)	(2,352)
Income (loss) before tax	(591)	2,671
Income tax expense	(449)	(93)
Net income (loss)	$(1,040)	$2,578

Earnings per unit
Common unit public (basic and diluted)	$(0.04)	$0.10
Common unit Höegh LNG (basic and diluted)	$(0.04)	$0.10
Subordinated unit (basic and diluted)	$(0.04)	$0.10

HÖEGH LNG PARTNERS LP
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS
(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$26,291	$32,868
Restricted cash	9,220	10,630
Trade receivables	8,205	8,200
Amounts due from affiliates	2,854	4,239
Advances to joint ventures	7,715	7,130
Inventory	750	767
Current portion of net investment in direct financing lease	3,263	3,192
Current deferred tax asset	—	381
Prepaid expenses and other receivables	803	528
Total current assets	59,101	67,935
Long-term assets
Restricted cash	15,446	15,198
Vessels, net of accumulated depreciation	350,456	353,078
Other equipment	331	119
Intangibles and goodwill	18,048	18,646
Advances to joint ventures	4,787	6,861
Net investment in direct financing lease	289,268	290,111
Long-term deferred tax asset	2,256	1,645
Other long-term assets	9,479	10,150
Total long-term assets	690,071	695,808
Total assets	$749,172	$763,743

HÖEGH LNG PARTNERS LP
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS
(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2016	2015
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$32,208	$32,208
Trade payables	873	1,350
Amounts due to owners and affiliates	11,438	10,604
Loans and promissory notes due to owners and affiliates	301	287
Value added and withholding tax liability	1,855	2,078
Derivative financial instruments	4,899	4,912
Current deferred tax liability	1,086	450
Accrued liabilities and other payables	17,007	20,782
Total current liabilities	69,667	72,671
Long-term liabilities
Accumulated losses of joint ventures	49,215	42,507
Long-term debt	323,101	330,635
Sellers’s credit note	47,000	47,000
Derivative financial instruments	11,570	5,855
Long-term deferred tax liability	644	644
Other long-term liabilities	15,295	14,633
Total long-term liabilities	446,825	441,274
Total liabilities	516,492	513,945
EQUITY
Common units public	204,334	209,372
Common units Höegh LNG	5,776	6,604
Subordinated units	35,913	41,063
Total Partners' capital	246,023	257,039
Accumulated other comprehensive income (loss)	(13,343)	(7,241)
Total equity	232,680	249,798
Total liabilities and equity	$749,172	$763,743

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2016 AND 2015

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income (loss) and net income (loss) in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures and the demand note due from Höegh LNG (the demand note was cancelled on October 1, 2015) and interest expense related to the seller’s credit note are included in “Other.”

For the three months ended March 31, 2016, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant. For the three months ended March 31, 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung.

As of March 31, 2016 and 2015, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA, a subsidiary of ENGIE.

The accounting policies applied to the segments are the same as those applied in the Partnership’s financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. The following tables include the results for the segments for the three months ended March 31, 2016 and 2015.

	Three months ended March 31, 2016
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
Time charter revenues	$21,670	10,739	—	32,409	(10,739)	$21,670
Total revenues	21,670	10,739	—	32,409		21,670
Operating expenses	(4,583)	(2,193)	(1,505)	(8,281)	2,193	(6,088)
Equity in earnings (losses) of joint ventures	—	—	—	—	(6,708)	(6,708)
Segment EBITDA	17,087	8,546	(1,505)	24,128
Depreciation and amortization	(2,630)	(2,379)	—	(5,009)	2,379	(2,630)
Operating income (loss)	14,457	6,167	(1,505)	19,119		6,244
Gain (loss) on derivative instruments	335	(8,993)	—	(8,658)	8,993	335
Other financial income (expense), net	(6,172)	(3,882)	(998)	(11,052)	3,882	(7,170)
Income (loss) before tax	8,620	(6,708)	(2,503)	(591)	—	(591)
Income tax expense	(448)	—	(1)	(449)	—	(449)
Net income (loss)	$8,172	(6,708)	(2,504)	(1,040)	—	$(1,040)

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2016 AND 2015

(in thousands of U.S. dollars)

	Three months ended March 31, 2015
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
	(Restated)			(Restated)		(Restated)
Time charter revenues	$11,512	10,169	—	21,681	(10,169)	$11,512
Total revenues	11,512	10,169	—	21,681		11,512
Operating expenses	(2,795)	(2,135)	(1,564)	(6,494)	2,135	(4,359)
Equity in earnings (losses) of joint ventures	—	—	—	—	(2,122)	(2,122)
Segment EBITDA	8,717	8,034	(1,564)	15,187
Depreciation and amortization	(8)	(2,177)	—	(2,185)	2,177	(8)
Operating income (loss)	8,709	5,857	(1,564)	13,002		5,023
Gain (loss) on derivative instruments	121	(3,932)	—	(3,811)	3,932	121
Other financial income (expense), net	(4,602)	(4,047)	2,129	(6,520)	4,047	(2,473)
Income (loss) before tax	4,228	(2,122)	565	2,671	—	2,671
Income tax expense	(93)	—	—	(93)	—	(93)
Net income (loss)	$4,135	(2,122)	565	2,578	—	$2,578

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(In thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended March 31, 2016 and 2015.

	Three months ended
	March 31,
(in thousands of U.S. dollars)	2016	2015
		(Restated)
Interest income	$273	$2,427
Interest expense:
Interest expense	(5,582)	(2,854)
Commitment fees	(301)	(298)
Amortization of debt issuance cost and fair value of debt assumed	(523)	(648)
Total interest expense	(6,406)	(3,800)
Gain on derivative instruments	335	121
Other items, net:
Unrealized foreign exchange gain (loss)	50	(446)
Realized foreign exchange gain (loss)	(385)	20
Bank charges and fees and other	(80)	(2)
Withholding tax on interest expense and other	(622)	(672)
Total other items, net	(1,037)	(1,100)
Total financial income (expense), net	$(6,835)	$(2,352)

Appendix A: Adjusted EBITDA and Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes, other financial items, cash collections on direct financing lease investments, amortization in revenues for above market contracts and amortization of deferred revenues for the joint ventures. Cash collections on direct financing lease investments consist of the difference between the payments under the time charter and the revenues recognized as a financing lease (representing the repayment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisition of Höegh Gallant. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Segment EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. The Partnership believes Adjusted EBITDA benefits investors in comparing its results to other investment alternatives that account for time charters as operating leases rather than financial leases. Segment EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA and Adjusted EBITDA for each of the segments and the Partnership as a whole (combined carve-out reporting) to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three months ended March 31, 2016
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Consolidated & combined carve-out reporting
Reconciliation to net income (loss)
Net income (loss)	$8,172	(6,708)	(2,504)	(1,040)	$(1,040)
Interest income	—	—	(273)	(273)	(273)
Interest expense, net	5,155	3,865	1,251	10,271	6,406
Depreciation and amortization	2,630	2,379	—	5,009	2,630
Income tax (benefit) expense	448	—	1	449	449
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,865
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,379
Other financial items (1)	682	9,010	20	9,712	702
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	9,010
Segment EBITDA	17,087	8,546	(1,505)	24,128	24,128
Cash collection/ principal payment on direct financing lease	772	—	—	772	772
Amortization in revenues for above market contracts	598	—	—	598	598
Equity in earnings of JVs: Amortization of deferred revenue	—	(322)	—	(322)	(322)
Adjusted EBITDA	$18,457	8,224	(1,505)	25,176	$25,176

(1)	Other financial items consist of (gains) and losses on derivative instruments and other items, net including foreign exchange (gains) or losses and withholding tax on interest expense.

	Three months ended March 31, 2015
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Consolidated & combined carve-out reporting
	(Restated)			(Restated)	(Restated)
Reconciliation to net income (loss)
Net income (loss)	$4,135	(2,122)	565	2,578	$2,578
Interest income	—	—	(2,427)	(2,427)	(2,427)
Interest expense, net	3,502	4,027	298	7,827	3,800
Depreciation and amortization	8	2,177	—	2,185	8
Income tax (benefit) expense	93	—	—	93	93
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,027
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,177
Other financial items (1)	979	3,953	—	4,932	979
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	3,953
Segment EBITDA	8,717	8,034	(1,564)	15,187	15,187
Cash collection/ principal payment on direct financing lease	703	—	—	703	703
Adjusted EBITDA	$9,420	8,034	(1,564)	15,890	$15,890

(1)	Other financial items consist of (gains) and losses on derivative instruments and other items, net including foreign exchange (gains) or losses and withholding tax on interest expense.

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost and fair value of debt assumed, other items (net), unrealized foreign exchange losses (gains), current income tax expense, and other adjustments including indemnification paid by Hoegh LNG and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Total Segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income, net cash provided by operating activities or any other indicator of the Partnership's performance calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net income and net cash provided by operating activities, and these measures may vary among companies. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA and Adjusted EBITDA.

(in thousands of U.S. dollars)	Three months ended March 31, 2016
Segment EBITDA	$24,128
Cash collection/Principal repayment direct financing lease	772
Amortization in revenues for above market contracts	598
Equity in earning of JVs: Amortization of deferred revenue	(322)
Adjusted EBITDA	$25,176
Interest income	273
Interest expense (1)	(10,271)
Amortization of debt issuance cost (1) and fair value of debt assumed	568
Other items, net	(1,037)
Unrealized foreign exchange losses (gains)	(51)
Current income tax expense	(108)
Other adjustments:
Indemnification paid by Höegh LNG for non-budgeted expenses	291
Estimated maintenance and replacement capital expenditures	(3,870)
Distributable cash flow	$10,971

(1)	The Partnership's interest in the joint ventures' interest expense and amortization of debt issuance cost is $3,865 and $45, respectively.

Media contact:
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830
www.hoeghlngpartners.com